Exhibit 3.4

AMENDMENT NO. 1 TO BYLAWS

OF

GCT SEMICONDUCTOR, INC.

(a Delaware corporation)

Pursuant to actions by the Board of Directors of the Company, at a meeting on November 4, 2002, and the Series A and Series B Preferred Stockholders voting together as a single class, by written consent dated as of November 2, 2002, the following amendments to the Bylaws of the Company will be effected:

Article III, Section 2, of the Company’s Bylaws is hereby amended to state in its entirety that:

“The number of directors which shall constitute the whole board shall be fixed from time to time by resolution of the Board of Directors or by the Stockholders at an annual meeting of the Stockholders (unless the directors are elected by written consent in lieu of an annual meeting as provided in Article II, Section 12); provided that the number of directors shall be not less than 2 nor more than 11. With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in the corporation’s Certificate of Incorporation or in Section 3 of this Article III, the directors shall be elected at the annual meeting of the stockholders by a plurality vote of the shares represented in person or by proxy and each director elected shall hold office until his successor is elected and qualified unless he shall resign, become disqualified, disabled, or otherwise removed. Directors need not be stockholders.”

The remainder of the Bylaws of the Company shall remain unchanged by this Amendment.